UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-40724

Ridgetech, Inc.

(Translation of registrant’s name into English)

Ming Zhao

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

As previously reported, at the annual general meeting of shareholders of Ridgetech, Inc. (the “Company”) held on December 12, 2025 (the “2025 Annual Meeting”), the shareholders of the Company approved an ordinary resolution authorizing the board of directors of the Company (the “Board”) to effect a consolidation of the Company’s authorized and issued ordinary shares at a ratio of up to 1-for-200, with the exact ratio and effective date to be determined by the Board in its sole discretion (the “Ordinary Share Consolidation Proposal”). On March 27, 2026, pursuant to such authority, the Board approved a 1-for-150 reverse share split (the “Reverse Share Split”), to become effective at 5:00 p.m. Eastern Time on April 7, 2026 (the “Effective Date”).

The Company is filing this report to disclose that the Effective Date has occurred and the Reverse Share Split has become effective. At the Effective Date, every 150 ordinary shares issued and outstanding immediately prior to the Effective Date (the “Old Ordinary Shares”), par value US$0.001 per share, were automatically combined into one ordinary share (the “New Ordinary Shares”), par value US$0.15 per share. The Reverse Share Split affected all shareholders uniformly and did not affect any shareholder’s percentage ownership interest in the Company, except for adjustments that may result from the treatment of fractional shares. No fractional shares were issued in connection with the Reverse Share Split; instead, any fractional entitlement resulting from the Reverse Share Split was rounded up to the nearest whole share.

At the Effective Date, the Company’s authorized share capital was altered from US$36,010,000 divided into 36,000,000,000 ordinary shares with a par value of US$0.001 each and 10,000,000 preferred shares with a par value of US$0.001 each, to US$36,010,000 divided into 240,000,000 ordinary shares with a par value of US$0.15 each and 10,000,000 preferred shares with a par value of US$0.001 each. At the Effective Date, the 134,835,960 outstanding Old Ordinary Shares were reduced to approximately 898,918 outstanding New Ordinary Shares.

The New Ordinary Shares began trading on a split-adjusted basis on The Nasdaq Capital Market at the opening of trading on April 8, 2026, under the symbol “RDGT”, but under a new CUSIP number (G2124G203).

Shareholders who hold ordinary shares in “street name” through a brokerage account did not need to take any action as a result of the Reverse Share Split. Shareholders holding certificated ordinary shares or shares in book-entry registered form will receive instructions from the Company’s exchange agent and transfer agent, Equiniti Trust Company, LLC, regarding the exchange of Old Ordinary Shares for New Ordinary Shares.

At the Effective Date, proportionate adjustments were made to the number of ordinary shares issuable upon exercise or settlement of the Company’s outstanding warrants and equity-based awards, and to the exercise prices thereof, in accordance with their respective terms. The number of ordinary shares reserved for issuance under the Company’s equity incentive plans was also proportionately reduced. These adjustments were made solely to reflect the Reverse Share Split and did not otherwise change the terms of any such warrants or equity-based awards.

As previously reported, at the 2025 Annual Meeting, the shareholders of the Company approved a special resolution, subject to the shareholder approval of the Ordinary Share Consolidation Proposal and the Board having effected the consolidation of ordinary shares as authorized by the Ordinary Share Consolidation Proposal, that the Fifth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which was attached to the proxy statement for the 2025 Annual Meeting as Annex A, subject to adjustment solely in respect of the final approved consolidation ratio, be adopted in substitution for, and to the exclusion of, the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company to reflect the consolidation of ordinary shares. In connection with the effectiveness of the Reverse Share Split, the Company adopted and filed the Fifth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies of the Cayman Islands to reflect the consolidation of the Company’s ordinary shares at the approved consolidation ratio. The Fifth Amended and Restated Memorandum and Articles of Association replaced the Company’s Fourth Amended and Restated Memorandum and Articles of Association in its entirety. A copy of the Fifth Amended and Restated Memorandum and Articles of Association is attached to this report as Exhibit 1.1.

The Company currently has the active registration statements listed below (the “Registration Statements”) on file with the SEC on Form F-3 and Form S-8. SEC regulations permit the Company to incorporate by reference future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offerings covered by registration statements filed on Form F-3 or Form S-8, as applicable. The information incorporated by reference is considered to be part of the prospectus and prospectus supplements included within each of those registration statements. Information in this report is therefore intended to be automatically incorporated by reference into each of the Registration Statements listed below, thereby amending them. Pursuant to Rule 416(b) under the Securities Act of 1933, as amended, the number of undistributed ordinary shares deemed to be covered by each of the Registration Statements will be proportionately reduced to a number of New Ordinary Shares, as applicable, giving effect to the Reverse Share Split at the ratio of one-for-one hundred and fifty (1-for-150). The Registration Statements are as follows:(a) Registration Statement No. 333-291941 on Form F-3; and (b) Registration Statement Nos. 333-264505, 333-268809 and 333-277849 on Form S-8.

Exhibit No.	Description of Exhibit
1.1	The Fifth Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2026	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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